EXHIBIT 20.1

                                                  Nextel Communications, Inc.
                                                  1505 Farm Credit Drive
                                                  McLean, VA  22102
                                                  703-394-3000
[LOGO]                                                                   Media:
                                                     Ben Banta (703) 394 - 3573
For Immediate Release                                       Investors/Analysts:
                                                  Paul Blalock (703) 394 - 3500

          NEXTEL TO REPURCHASE 25 MILLION SHARE OPTION FROM COMCAST

-- Affiliates of Comcast and Nextel to Conclude $25 Million Option Repurchase --

McLEAN, VA. -- March 18, 1997 - Nextel Communications, Inc. (NASDAQ: NXTL), the nation's leading provider of all-digital wireless services, today announced that it had reached a definitive agreement with Comcast Corporation (NASDAQ: CMCSK), to acquire a previously issued and outstanding option covering twenty-five million Nextel shares. The terms of this repurchase transaction provide that an affiliate of Nextel will acquire from an affiliate of Comcast the outstanding option, which is exercisable for up to 25 million shares of Nextel common stock at a per share exercise price of $16 on or prior to September 15, 1997, for a cash purchase price of $25 million. In connection with this transaction, Comcast's anti-dilutive right to purchase additional shares of Nextel stock and its right to nominate Board members will be relinquished.

Steven Shindler, Nextel's chief financial officer, commented, "The market's perception of the Comcast option seemed to have two competing strains - a potential source of significant new equity funding and a significant potential equity market overhang. We believe that repurchasing the option from Comcast at a price comparable to current market valuations of publicly traded Nextel option contracts is a prudent and strategically desirable course of action. This transaction will remove the potential dilutive impact associated with any exercise and resale into the market of option shares representing more than 10% of Nextel's currently outstanding shares. At the same time, freeing these 25 million shares from this issuance commitment returns to Nextel the ability to control their placement and gives us much more flexibility in exploring and structuring potential transactions with others who may wish to acquire strategic equity positions in Nextel."

Nextel Communications, based in McLean, Virginia, is the nation's largest provider of all-digital wireless services. Nextel now offers enhanced digital wireless service in more than 200 cities, making it the largest guaranteed all-digital network providing commercial service in the U.S. today. To learn more about Nextel and our services, visit our website at http://www.nextel.com.

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Comcast  Corporation is principally  engaged in the development, management and operation of wired  telecommunications including cable television and telephone
services;   wireless    telecommunications    including   cellular,    personal
communications services direct to home satellite television; and content through principal ownership of QVC, the world's premier electronic retailer and through majority ownership of Comcast-Spectator and other programming investments. The
Company's   consolidated  and  affiliated  operations  serve  over  ten million customers worldwide.

Comcast's Class A and Class A Special Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively.

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